

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

03 JUL 22 AM 7:21

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Group Secretariat



03024754

SUPPL

9th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 9th July 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

encl.

dlw 7/24

S:\Win\Hongkong Land\sub-shareholder-07.doc\3

RNS
Full Text Announcement

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964



Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	07:00 9 Jul 2003
Number	3327N

HONGKONG LAND HOLDINGS LIMITED ("HKLH")
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 8th July 2003, HKLH received notification from The Capital Group Companies, Inc. ("CGC") that as of 4th July 2003, it was interested in 231,923,592 ordinary shares of HKLH, representing 10.10% of the issued share capital of HKLH. The interest of CGC represents the combined interests of several subsidiary companies engaged in investment management business.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

9th July 2003

www.hkland.com

END

